FOR IMMEDIATE RELEASE   Contacts-Guy T. Marcus    Barbara Johnson
May 28, 1997                     VP - Inv. Rel.   Media Rel.
                                 (214)978-2691    (713)676-8097

             HALLIBURTON TO ACQUIRE KINHILL HOLDINGS

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that its Brown & Root Pty Ltd business unit has offered to purchase for cash all of the outstanding shares of the engineering group Kinhill Holdings Limited, an Australian public company. The offered cash purchase price is AUD1.64 per share (about $1.25 U.S.). The consideration, including the purchase of outstanding options and convertible notes, will total about $34 million U.S.

     Brown & Root will make the offer to Kinhill shareholders within the next few days, who will then have 30 days to accept. Brown & Root already has acquired control over 19.99 percent of the issued shares of Kinhill, as well as some convertible notes and an existing option to subscribe to 1,375,000 shares. The directors and staff of Kinhill and their related interests hold a major stake in the company.

     Kinhill, one of Asia's largest engineering services groups, had operating revenues for their most recent fiscal year ended
June 30, 1996 of about $123.5 million U.S. (based on current exchange rates) and after-tax profits were $2.1 million.

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     "Kinhill is a strategic fit for Halliburton's Brown & Root business operations in the Asia/Pacific region," says Dick Cheney, chairman of the board, president and chief executive officer of Halliburton Company. "Their proven engineering record in mining and minerals processing, petroleum and chemicals, water and wastewater, transportation and commercial and civil infrastructure fits well with our growth strategy. Kinhill already has substantial operational experience in markets in Australia, Indonesia, Thailand, Singapore, India and the Philippines."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services. Brown & Root is the engineering and construction arm of Halliburton Company.


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